Filed pursuant to Rule 433
Registration Statement No. 333-174266

Zion Oil & Gas
Friday, June 17, 2011
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Dear Shareholder and/or Friend of Zion...

This past week, Zion Oil & Gas issued two separate press releases. If you wish to read them, they are detailed below this email.

Every two weeks, we try and email you a Zion Oil & Gas news update, so that you can follow our progress.

The next update email was scheduled for Friday, June 24, 2011, but as Zion's Annual Meeting of Stockholders takes place during that week, we are emailing you today and will email you next on Friday, July 1, 2011.

I look forward to seeing as many stockholders as possible at Zion's 2011 Annual Meeting of Stockholders at The Westin Galleria Hotel, Dallas, Texas on Tuesday, June 21, 2011 starting at: 2:00 p.m.

You never know who you may meet...

Mike Huckabee being presented with the book "Breaking the Treasure Code - The Hunt for Israel's Oil". Holding the book is Zion supporter Bob Bradshaw.

Thank you to everyone who voted their shares.

You can still vote, but now only by:

(i) the internet - go to www.proxyvote.com

(ii) telephoning: (1) 800-690-6903

(iii) mail (by returning your voting card).

With regard to our operations on the Ma'anit-Joseph #3 well, on June 13, 2011, we reached our target depth of approximately 19,357 feet (5,900 meters), in the Permian geologic layer in Northern Israel, and during the past few days have been carrying out open-hole wireline logging operations.

The wireline logging will enable us to learn more regarding this well's lithology (rock types) and hydrocarbon potential and depending on the outcome of the logging and subsequent interpretation, we can decide how to proceed.

The interpretation of the logging will take place simultaneously in the USA and in Israel and due to the technical nature of the information gathered, the data interpretation will take some time. As soon as practicable, we will announce our assessment of the logging results and how we plan to proceed.

Here are some photographs taking during the logging operations at the Ma'anit-Joseph #3 well, on Thursday, June 15, 2011.

The Logging Unit Wireline Truck and Baker Atlas Logging Unit in front of the Rig

The Logging Unit Wireline Truck in front of the Rig

Inside the Wireline Truck

The Baker Atlas Logging Unit

Baker Atlas Crew by the Logging Tools and (spare) Wireline (Blue Drum)

Baker Atlas Crew in front of the Wireline Truck

Victor Bariudin (Senior Coordinator Oil & Gas Production at Ministry of National Infrastructures) observing logging operations

2011 RIGHTS OFFERING

Zion is currently holding a Rights Offering, open to every stockholder who holds Zion stock as of the close of business on June 15, 2011, the record date of the offering.

For full details of the rights offering please review the prospectus supplement (that contains a description of the rights offering and other information) that we will soon file, but for your ease of reference, here are some of the basic details.

Under the rights offering, Zion will distribute (at no cost to stockholders) non-transferable subscription rights to holders of Zion's common stock on the close of business on the record date of June 15, 2011, to purchase their pro rata portion of approximately 6.25 million Units of Zion's securities at a purchase price of $5.00 per Unit.

ONE UNIT (purchase price $5.00)

consists of:

ONE SHARE of Zion's common stock

plus

WARRANTS to purchase TWO additional shares

of Zion's common stock, within one year of the closing of the offering, at an exercise price of $3.50 per Share.

Under the rights offering, stockholders of record on June 15, 2011 will have the right to subscribe for ONE Unit for every FOUR shares of common stock owned on the record date, equivalent to 0.25 subscription rights for each share of common stock owned on June 15, 2011.

For example, if you own 100 shares of Zion common stock, you will be entitled to 25 Units under this rights offering.

This gives you the right to buy (up to) 25 shares of common stock at $5.00 per share ($125). In addition, if you do exercise your rights, you will receive Warrants. For example, if you exercise your full rights and buy 25 shares, you will receive Warrants to buy 50 additional shares of common stock at $3.50 per share ($175) within one year of the closing of the offering.

If the Company receives valid subscriptions for all of the Units available under the rights offering, then the gross proceeds of the offering will be approximately $31.25 million, before offering related expenses which we estimate should not exceed $150,000. This figure does not include proceeds, if any, from any future exercises of the Warrants included in the Units.

The Warrants, which will be issued together with the shares of Common Stock included in the Units, will be exercisable for a one year period, beginning on the closing date following the expiration of the rights offering, at a per share exercise price of $3.50.

The rights offering is planned to continue until July 25, 2011 (subject to Zion's right to extend the offering).

The rights offering will include an over-subscription privilege, allowing a stockholder who exercises all of its basic subscription privilege the right to purchase additional Units that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of Units among stockholders exercising their over-subscription right.

The proceeds of the rights offering will be used to further our oil and gas exploration program, as well as general corporate purposes.

As soon as practicable, we plan to mail to holders of Zion's common stock (as of the close of business on June 15, 2011) a copy of the prospectus supplement, subscription materials and other items necessary for exercising the rights.

Shareholders who hold their shares in a bank or broker name will receive the rights offering material from their bank or broker.

Please note that this Newsletter is neither an offer nor a solicitation of any offer. The securities are offered by prospectus only, and only within those States and other jurisdictions in which the securities may be sold, and this Newsletter is neither an offer to sell nor a solicitation of any offer to buy in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities of any such state or jurisdiction. The rights offering will be made by means of a prospectus supplement that will be filed by the record date (File No. 333-174266).

We will place some FAQs (Frequently Asked Questions) on our website at:

www.zionoil.com/investor-center

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion and Shalom from Israel.

Richard Rinberg

CEO of Zion Oil & Gas, Inc.
www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (and will be filing a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Mike Williams (dallas@zionoil.com) at:

Zion Oil & Gas, Inc.,
6510 Abrams Rd., Suite 300,
Dallas, TX 75231.
Tel: 1-214-221-4610 or 1-888-891-9466